NEWS RELEASE 09-16	JUNE 1, 2009

SANDMAN GOLD PROJECT RETURNS 25.58 GRAMS PER TONNE GOLD OVER 5.28 METRES

Fronteer Development Group Inc. (FRG – TSX/NYSE Amex) is pleased to announce that Newmont USA Limited (“Newmont”), a subsidiary of Newmont Mining Corporation, has provided the results from a further nine holes recently drilled as part of their 2009 US$5M work-program at the Sandman gold project in Nevada.

Six holes intersected near-surface, oxide gold mineralization within the Southeast Pediment deposit, continuing to demonstrate the high-grade nature of this emerging deposit.

Highlights include:

  25.58 grams per tonne gold over 5.28 metres, including 65.69 g/t over 1.95 metres in NSM-53;
  120.75 g/t over 1.95 metres in NSM-69; and,
  20.21 g/t over 1.98 metres in NSM-76.

Three holes also tested the Silica Ridge deposit, located five kilometres from Southeast Pediment. Results were encouraging with the highest gold reported as 3.57 g/t over 1.34 metres in NSM-102.

Phase 1 of the 2009 development and exploration program came to close on April 17, with a total of 62 holes and 6,700 metres drilled since January 2009. Newmont plans to compile data for the next two months and resume drilling in mid-July.

Newmont’s 2009 work-program will provide the foundation for ongoing development activities. The overall objectives of the 2009 development program are to focus on the known deposits at SE Pediment and Silica Ridge and drill a combination of HQ and PQ core holes to:

  confirm the character of gold mineralization (size range of the gold);
  obtain bulk metallurgical material for mill grade and potential heap leach metallurgical tests;
  and improve the understanding of the geology and ore controls of the mineralization.

The 2009 exploration program will focus on finding additional mineralization along the known structural trends from two of the four existing gold resource areas, and also target new areas generated from geological mapping and the results of recent geophysical and geochemical surveys.

At Sandman, high-grade, gold mineralization occurs in multiple locations along a 16-kilometre trend, situated within the regional King River Rift structure. High-grade vein-related gold systems, including the Sleeper gold mine and the Goldbanks deposit, also occur along the King River Rift, suggesting regional structural control that could expand the size and continuity of the mineralization at this project.

Sandman’s deposits are near-surface and potentially amenable to open-pit mining. Infrastructure surrounding Fronteer's Sandman project is considered excellent. The property is within trucking distance to Newmont's Twin Creeks mine, potentially eliminating the need for a stand-alone milling facility and other significant capital expenditures if the project were to proceed to production.

Under the terms of the Sandman option and joint-venture agreement, Newmont can earn an initial 51% interest in the project by making a positive production decision by June 2011, spending a minimum of US$14 million on exploration and development, making a commitment to fund and construct a mine, and completing a feasibility study. Newmont has met all earn-in obligations to date.

SANDMAN DRILL RESULTS

	From	To	Interval	Ag	Au	Au
Hole ID	(m)	(m)	(m)	(g/t)	(g/t)	(oz/ton)	Target Area

NSM-47	92.87	95.10	2.23	1.93	0.56	0.016	Silica Ridge
and	96.56	97.84	1.28	5.90	0.66	0.019
and	98.88	100.40	1.52	6.79	0.96	0.028

NSM-53	30.78	36.06	5.28	34.92	25.58	0.746	SE Pediment
including	32.58	34.53	1.95	57.97	65.69	1.916
and	40.33	44.17	3.84	7.45	0.67	0.020
and	44.74	47.79	3.05	14.44	2.19	0.064
and	51.39	52.12	0.73	14.19	0.79	0.023

NSM-68	9.30	14.33	5.03	23.49	1.45	0.042	SE Pediment
including	10.94	11.98	1.04	70.22	2.37	0.069
and	16.92	21.34	4.42	11.23	1.54	0.045
including	19.93	21.34	1.40	13.20	3.40	0.099

NSM-69	26.94	28.68	1.74	4.88	1.20	0.035	SE Pediment
and	36.18	36.73	0.55	31.20	8.20	0.239
and	38.01	39.96	1.95	20.39	120.75	3.522

NSM-76	0.00	10.67	10.67	14.21	1.08	0.031	SE Pediment
and	32.80	34.78	1.98	45.06	20.21	0.590
and	35.81	37.37	1.55	25.64	2.32	0.068
and	38.47	40.08	1.62	14.95	2.01	0.059

NSM-77	13.26	15.03	1.77	6.26	0.74	0.021	SE Pediment
and	18.99	20.79	1.80	15.87	6.33	0.185

NSM-85	12.56	17.50	4.94	11.02	0.55	0.016	SE Pediment
and	20.85	21.61	0.76	7.20	0.54	0.016

NSM-102	2.62	3.84	1.22	3.81	0.81	0.024	Silica Ridge
and	15.24	18.17	2.93	44.26	0.57	0.016
and	20.73	24.57	3.84	62.04	1.64	0.048
including	23.23	24.57	1.34	56.71	3.57	0.104
and	26.43	27.74	1.31	72.51	2.61	0.076

NSM-113	27.86	30.91	3.05	4.27	2.50	0.073	Silica Ridge
and	69.34	73.24	3.90	8.94	1.09	0.032

Note: The true width of the mineralized zones is estimated to be approximately 90% of those stated. Primary composite intervals were calculated using a cut-off of 0.5 g/t Au and 2.0 g/t Au for the higher grade internal intervals.

Drill samples and analytical data for the Sandman project are being collected under the supervision of Newmont, Fronteer’s joint venture partner and project operator, using industry standard QA-QC protocols. Fronteer's James Ashton P.E., who is the QP responsible for compiling the data contained in this release, has not verified the data; however, the grades and widths reported here agree well with the Company’s past results on the project and correspondence with the operator has given him no reason to doubt their authenticity. For further details on Sandman, please view the technical report prepared by Mine Development Associates (“MDA”), as of May 31, 2007, on SEDAR at http://www.sedar.com.

Sandman, Long Canyon and Northumberland are currently Fronteer’s leading properties among its large portfolio of gold projects in Nevada.

For more information on Sandman and Fronteer’s other Nevada projects, visit: http://www.fronteergroup.com/?q=content/nevada

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive gold project pipeline in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and 100% ownership of Aurora Energy Resources, a private subsidiary advancing a world-class uranium district in Labrador, Canada. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.